As of Dec. 31, 2009, Charles Schwab & Co Inc Special Custody Account for the Exclusive Benefit of Customers ("Shareholder") owned 35,622.631 shares of the Fund, which represented 26.52 % of the Fund. As of June 30, 2010, Shareholder owned 28,337.495 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.